[redacted]

06003579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

RECEIVED
FEB 27 2006
SEC MAIL PROCESSING SECTION
209
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kershner Trading Group, L.L.C. (formerly Zone Trading Partners, L.L.C.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Las Cimas Parkway, Suite 100
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andy Kershner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kershner Trading Group, L.L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

JANICE C. ALVAREZ
Notary Public, State of Texas
My Commission Expires
JULY 2, 2009

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KERSHNER TRADING GROUP, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2005

KERSHNER TRADING GROUP, L.L.C.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kershner Trading Group, L.L.C.

We have audited the accompanying statement of financial condition of Kershner Trading Group, L.L.C. (formerly Zone Trading Partners, L.L.C.) as of December 31, 2005 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kershner Trading Group, L.L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
January 20, 2006

KERSHNER TRADING GROUP, L.L.C.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 150,206
Receivable from broker-dealers and clearing organizations	2,462,358
Securities owned, at market value	1,113,476
Investments not readily marketable	3,300
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation of $1,937,229	797,288
Other assets	222,869
	$4,749,497

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 162,854
Accrued payroll	1,120,090
Other accrued expenses	538,632
Securities sold, not yet purchased	357,405
	2,178,981
Members' equity	2,570,516
	$4,749,497

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Income
For the Year Ended December 31, 2005

Revenues:	
Gains on securities trading account	$ 18,267,914
Interest income	87,055
	18,354,969
Expenses:	
Salaries and other employment costs	11,124,997
Commissions and clearance paid other broker	2,938,633
Communications	1,924,589
Occupancy and equipment costs	1,266,926
Promotional costs	307,800
Regulatory fees and expense	228,676
Other expenses	641,030
Interest expense	15,519
	18,448,170
Loss before income taxes	(93,201)
Provision for income taxes	-0-
Net loss	$ (93,201)

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Class A Member	Class B Member	Class C Members	Class D Members	Class E Members	Total
Balance at December 31, 2004	$ 2,662,959	$ 758	$ -0-	$ -0-	$ -0-	$ 2,663,717
Net loss	(93,201)					(93,201)
Balance at December 31, 2005	$ 2,569,758	$ 758	$ -0-	$ -0-	$ -0-	$ 2,570,516

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (93,201)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Loss on disposal of equipment	2,500
Depreciation and amortization	599,273
Change in assets and liabilities:	
Increase in receivables from broker-dealers and clearing organizations	(870,474)
Decrease in securities owned, at market value	860,104
Increase in other assets	(82,097)
Decrease in accounts payable	(93,481)
Decrease in accrued payroll	(53,429)
Decrease in other accrued expenses	(224,320)
Increase in securities sold, not yet purchased	117,724
Net cash provided (used) by operating activities	162,599
Cash flows from investing activities:	
Furniture, equipment and leasehold improvements purchases	(277,657)
Net cash provided (used) by investing activities	(277,657)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(115,058)
Cash at beginning of year	265,264
Cash at end of year	$ 150,206
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ 15,519
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

KERSHNER TRADING GROUP, L.L.C.
Notes to Financial Statements
December 31, 2005

Note 1 - Summary of Significant Accounting Policies

Kershner Trading Group, L.L.C. (formerly Zone Trading Partners, L.L.C.) (the "Company"), a Delaware Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is also a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's revenues are derived from the trading of securities for its own account.

The Company's members have limited personal liability for the obligation or debt of the Company. The Company dissolves in September 2051, unless earlier dissolved in accordance with the limited liability company agreement (the "Agreement").

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated life of the improvements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies, continued

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes.

The Company applies the recognition and measurement provisions of APB Opinion No. 25 to account for compensation cost of stock option plans, which is referred to as the intrinsic value method. No compensation was recognized by the Company for 2005 as all options carried exercise prices equal to the market prices of the common stock on the dates of grant. The following table shows the effects on net income had compensation cost been measured by the fair value method pursuant to FASB Statement No. 123.

Net loss, as reported	$ (93,201)
Compensation cost based on the fair value method	-0-
Pro forma net loss	$ (93,201)

Note 2 - Recent Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "*Share Based Payment*" ("SFAS No. 123(R)"). SFAS No. 123(R) supersedes APB Opinion No. 25, "*Accounting for Stock Issued to Employees*," and amends SFAS No. 95, "*Statement of Cash Flows*." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) must be adopted by the Company as of the year beginning January 1, 2006. Currently, the Company uses the intrinsic method which does not require an estimate of the value of stock options granted to employees and is evaluating option valuation models, including the Black-Scholes model, to determine which model the Company will utilize upon adoption of SFAS No. 123(R). The Company plans to adopt SFAS No. 123(R) using the minimum value method. Management does not anticipate that adoption of SFAS No. 123(R) will have a material impact on the Company's stock-based compensation expense.

Note 3 - Equity Allocations

The Company's Agreement provides for the following classes of members of the Company:

Class A – The sole member of Class A is Overunder, LLC, a Delaware limited liability company ("Overunder"). Overunder is also the managing member of the Company.

Note 3 - Equity Allocations, continued

Class B – The members of this Class B are designated by Overunder and are compensated according to a separate agreement outlining each Class B member's rights, responsibilities and obligations with respect to the Company.

Class C – The members of this Class C are designated by Overunder and are traders and trader coaches of the Company. Each Class C member is compensated pursuant to the Trader Performance Distribution Plan and/or Class C Member Training Plan in effect.

Class D – The members of this Class D are designated by Overunder and are traders compensated pursuant to the Trader Performance Distribution Plan in effect.

Class E – The members of this Class E are designated by Overunder and are persons who provide administrative or technical support to the Company and are compensated according to a separate agreement describing each Class E member's obligations and responsibilities with respect to the Company.

The above payments are distributed and allocated prior to computation of any profits or losses of the Company. The Company reflects these amounts as expenses in the accompanying financial statements. Any resulting profits or losses are, in general, allocated as follows:

Losses – To be allocated among the members pro rata in accordance with their respective percentage interest. The losses so allocated cannot take a member's capital account below zero. If such situation occurs, the excess loss shall be allocated to the other members in accordance with their respective positive percentage interest.

Profits – To be allocated and distributed up to the amount of each member's proportionate part of any accumulated preferred return. The preferred return is computed monthly by multiplying an interest rate as defined in the Agreement times each partner's positive capital account. As of December 31, 2005, the Company had determined accumulated and unpaid preferred return to be as follows:

Incurred prior to 2005	$ 1,630,385
Incurred during 2005	596,019
Total	$ 2,226,404

As of December 31, 2005, the Company had Class C and D members that had contributed subscriptions receivable of $88,385. The Company does not reflect these

Note 3 - Equity Allocations, continued

contributions until they are received in cash. For this reason, all losses incurred during 2005 were allocated to the Class A and B members.

Upon liquidation, proceeds remaining after all prior claims and allocations shall be distributed proportionately to those members with positive capital balances.

Note 4 - Options

During prior years, the Company granted options to key members to purchase Class B member units at a value determined by management on the date of grant. Options generally vest over three years, and currently expire no later than ten years from the date of grant.

As of the date of grant, management determined that the options had no value under the fair value method of valuation. Accordingly, no compensation expense has been reflected under either APB Opinion No. 25, *Accounting for Stock Issued to Employees*, or FASB No. 123, *Accounting for Stock-Based Compensation.*

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2004	1,150	$ 1,011
Granted	150	$ 1,050
Exercised	-0-	$ -0-
Canceled	-0-	$ -0-
Outstanding at December 31, 2005	1,300	$ 1,015
Exercisable at December 31, 2005	774	$ 992

A summary of options outstanding as of December 31, 2005 is shown below:

Note 4 - Options, continued

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$ 600	700	7 years	437
1,500	600	7 years	337
	1,300		774

If the option holders' membership is terminated, any unvested portion of the options will expire.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $1,288,498 and net capital requirements of $121,499. The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to its members can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors may be made to enable the members to pay federal income taxes on company profits, among other purposes.

Note 6 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 - Employee Benefits

The Company has a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of substantially all employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to 15% of their compensation to the Plan. The Plan provides for contributions by the Company of 4% of each eligible

Note 7 - Employee Benefits, continued

employee's wages. Company contributions to a participant's account immediately vest The Company's contributions to the Plan for the year ended December 31, 2005 were $101,853 and are reflected in salaries and other employment costs.

Note 8 - Furniture, Equipment and Leasehold Improvements

The classes of furniture, equipment and leasehold improvements are as follows:

Office equipment	$ 110,387
Furniture and fixtures	154,264
Computer equipment	1,632,265
Software	504,619
Leasehold improvements	332,982
	2,734,517
Less: accumulated depreciation	(1,937,229)
	$ 797,288

Depreciation expense for the year ended December 31, 2005 was $599,273 and is reflected in occupancy and equipment costs.

Note 9 - Concentration Risk

At December 31, 2005 and various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 10 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 11 - Liquidity

The Company has sustained substantial operating losses since inception. The Company has been able to maintain adequate liquidity through the injection of capital from its

Note 11 - Liquidity, continued

Class A member. As stated in Note 5, the Company had net capital of $1,288,498 as of December 31, 2005. At that date, the Company had cash, receivables, and inventory in excess of liabilities of over $1,500,000. Management believes that this liquidity will be more than adequate to finance any anticipated losses to be incurred during 2006.

Management had taken steps to reduce operating losses by closing its unprofitable operations in San Diego and Los Angeles, California during 2004. As of December 31, 2005, the Company had accrued estimated expenses of over $130,000 in conjunction with the closing of these two locations. Management also believes that it will be able to attract additional capital as needed during 2006. There are no assurances that management will be able to reduce expenses or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

KERSHNER TRADING GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$2,570,516
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		2,570,516
Deductions and/or charges		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$ 797,288	
Other assets	222,869	
Investments not readily marketable	3,300	(1,023,457)
Net capital before haircuts on securities positions		1,547,059
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities owned		(245,979)
Excess deductible on fidelity bond coverage		(7,000)
Options		(3,228)
Undue concentrations		(2,354)
Net capital		$1,288,498

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 162,854
Accrued payroll	1,120,090
Other accrued expenses	538,632
Total aggregate indebtedness	$1,821,576

Schedule I (continued)

KERSHNER TRADING GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 121,499
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 121,499
Net capital in excess of required minimum	$ 1,166,999
Excess net capital at 1000%	$ 1,106,341
Ratio: Aggregate indebtedness to net capital	1.41 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

KERSHNER TRADING GROUP, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Goldman Sachs Execution & Clearing, L.P.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2005

C F & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Kershner Trading Group, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Kershner Trading Group, L.L.C. (formerly Zone Trading partners, L.L.C.) (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
January 20, 2006